Exhibit 3.3

CERTIFICATE OF DESIGNATIONS OF

5.35% FIXED RATE RESET NON-CUMULATIVE PREFERRED STOCK, SERIES B

OF

VOYA FINANCIAL, INC.

VOYA FINANCIAL, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Sections 103 and 151 thereof, does hereby certify that:

In accordance with the resolutions of the Board of Directors of the Corporation (the “Board”) adopted by written consent on June 7, 2019, the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (as amended through the date hereof, the “Certificate of Incorporation”), the By-Laws of the Corporation and applicable law, the Board authorized the issuance and sale by the Corporation of shares of its preferred stock and the formation of a Special Committee (the “Committee”), and, pursuant to the authority conferred upon the Committee in accordance with Section 141(c) of the General Corporation Law of the State of Delaware and the resolutions of the Board, the Committee adopted the following resolution by written consent on June 11, 2019 creating a series of 300,000 shares of preferred stock of the Corporation designated as “5.35% Fixed Rate Reset Non-Cumulative Preferred Stock, Series B.”

RESOLVED, that pursuant to the authority vested in the Committee and in accordance with the resolutions of the Board of Directors dated June 7, 2019, the provisions of the Certificate of Incorporation and By-Laws of the Corporation and applicable law, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

SECTION 1. DESIGNATION. The distinctive serial designation of such series of Preferred Stock is “5.35% Fixed Rate Reset Non-Cumulative Preferred Stock, Series B” (the “Series B Preferred Stock”). Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to SECTION 5(a) below.

SECTION 2. NUMBER OF SHARES. The authorized number of shares of Series B Preferred Stock shall be 300,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by the Board of Directors. Shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Series B Preferred Stock undesignated as to series.

SECTION 3. DEFINITIONS. As used herein with respect to Series B Preferred Stock:

(a)    “Business Day” means any day other than (i) a Saturday or Sunday or a legal holiday or (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

(b)    “By-Laws” means the Amended and Restated By-Laws of the Corporation, effective as of May 2, 2013, as the same may be amended or restated from time to time.

(c)    “Calculation Agent” means, at any time, the person or entity appointed by the Corporation and serving as such agent with respect to the Series B Preferred Stock at such time.

(d)    “Certificate of Designations” means this Certificate of Designations relating to the Series B Preferred Stock, as it may be amended from time to time.

(e)    “Certification of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of the Corporation, as the same may be amended or restated from time to time, and shall include this Certificate of Designations.

(f)    “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(g)    “Dividend Payment Date” has the meaning specified in SECTION 5(a).

(h)    “Dividend Period” has the meaning specified in SECTION 5(a).

(i)    “Dividend Record Date” has the meaning specified in SECTION 5(a).

(j)    “DTC” means The Depository Trust Company.

(k)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l)    “First Call Date” means September 15, 2029.

(m)    “Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the weekly average yield to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date and trading in the public securities markets or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15 (519). If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

(n)    “H.15 (519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System and “most recent H.15 (519)” means the H.15 (519) published closest in time but prior to the close of business on the second Business Day prior to the applicable Reset Date.

(o)    “Junior Stock” means the Common Stock and any other class or series of stock of the Corporation that ranks junior to Series B Preferred Stock either or both as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets on any liquidation, dissolution or winding-up of the Corporation.

(p)    “Liquidation Preference” has the meaning specified in SECTION 6(b).

(q)    “Nonpayment” has the meaning specified in SECTION 8(b).

(r)    “Parity Stock” means any class or series of stock of the Corporation that ranks equally with the Series B Preferred Stock in the payment of dividends (whether such dividends are cumulative or non-cumulative) and in the distribution of assets on any liquidation, dissolution or winding-up of the Corporation.

(s)    “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

(t)    “Preferred Stock Directors” has the meaning specified in SECTION 8(b).

(u)    “Preferred Stock” means any and all series of preferred stock, having a par value of $0.01 per share, of the Corporation, including the Series B Preferred Stock.

(v)    “Rating Agency Event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act, that then publishes a rating for the Corporation (a “Rating Agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B Preferred Stock, which amendment, clarification or change results in:

(i)

the shortening of the length of time the Series B Preferred Stock is assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series B Preferred Stock; or

(ii)

the lowering of the equity credit (including up to a lesser amount) assigned to the Series B Preferred Stock by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series B Preferred Stock.

(w)    “Registrar” means Computershare, Inc. (or any successor thereto), in its capacity as registrar.

(x)    “Regulatory Capital Event” means that the Corporation becomes subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to the Corporation as a result of being so subject set forth criteria pursuant to which the Stated Amount of the Series B Preferred Stock would not qualify as capital under such capital adequacy guidelines, as the Corporation may determine at any time, in its sole discretion.

(y)    “Reset Date” means the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date.

(z)    “Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two Business Days prior to the beginning of such Reset Period.

(aa)    “Reset Period” means the period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

(bb)    “Securities Act” means the Securities Act of 1933, as amended.

(cc)    “Stated Amount” means, in respect of the Series B Preferred Stock, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares.

(dd)    “Transfer Agent” means the transfer agent with respect to the Series B Preferred Stock, which shall initially be Computershare, Inc., and its successors, including any successor appointed by the Corporation.

(ee)    “Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director (as defined in SECTION 8(b) below or any other matter as to which the holders of Series B Preferred Stock are entitled to vote as specified in SECTION 8 of this Certificate of Designations, any other class or series of preferred stock of the Corporation ranking equally with the Series B Preferred Stock either as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Corporation and upon which like voting rights have been conferred and are exercisable with respect to such matter.

SECTION 4. RANKING. The Series B Preferred Stock will rank: (a) senior to the Junior Stock with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up; and (b) equally with each other series of preferred stock of the Corporation, that the Corporation may issue (except for any senior series that may be issued with the requisite vote or consent of the holders of at least two thirds of the shares of the Series B Preferred Stock at the time outstanding and entitled to vote, voting together as a single class with any other series of Voting Preferred Stock (to the exclusion of all other series of preferred stock of the Corporation)), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up.

SECTION 5. DIVIDENDS.

(a)    RATE. Holders of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends per each share of Series B Preferred Stock at the rate determined as set forth below in this SECTION 5 applied to the Stated Amount per share of Series B Preferred Stock.

Such dividends shall be payable in arrears (as provided below in this SECTION 5(a)), but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on the fifteenth day of March, June, September and December of each year, commencing on September 15, 2019 (each such date, a “Dividend Payment Date”); provided that if any such Dividend Payment Date is not a Business Day, such date will nevertheless be a Dividend Payment Date, but dividends on the Series B Preferred Stock, when, as and if declared, will be paid on the next succeeding Business Day, without any adjustment in the amount of the dividend per share of Series B Preferred Stock.

Dividends on Series B Preferred Stock shall not be cumulative. Accordingly, if the Board of Directors (or a duly authorized committee of the Board of Directors), does not declare a dividend on the Series B Preferred Stock payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend will not accrue, the Corporation will have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series B Preferred Stock are declared for any future Dividend Period and no interest, or sum of money in lieu of interest, will be payable in respect of any dividend not so declared.

Dividends that are payable on Series B Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series B Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the fifteenth calendar day before such Dividend Payment Date or such other record date fixed by the Board of Directors (or a duly authorized committee of the Board of Directors) that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include June 18, 2019, provided that, for any share of Series B Preferred Stock issued after June 18, 2019, the initial Dividend Period for such shares may commence on and include June 18, 2019 if such shares are issued prior to the first Dividend Payment Date or otherwise will commence on and include the date on which such shares are issued (if it is a Dividend Payment Date) or the Dividend Payment Date next preceding the date they are issued) and shall end on, but exclude, the next Dividend Payment Date.

Dividends payable on the Series B Preferred Stock in respect of any Dividend Period shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The dividend rate on the Series B Preferred Stock, (i) for each Dividend Period beginning prior to the First Call Date, shall be a rate per annum of 5.35% on the Stated Amount per share; and (ii) for each Dividend Period beginning after the First Call Date, during each Reset Period, a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus 3.21% on the Stated Amount per share.

The applicable dividend rate for each Reset Period will be determined by the Calculation Agent, as of the applicable Reset Dividend Determination Date. Promptly upon such determination, the Calculation Agent shall notify the Corporation of the dividend rate for the

Reset Period. The Calculation Agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period beginning on or after the First Call Date will be on file at the Corporation’s principal offices, will be made available to any holder of Series B Preferred Stock upon request and will be final and binding in the absence of manifest error.

Holders of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series B Preferred Stock as specified in this SECTION 5 (subject to the other provisions of this Certificate of Designations).

(b)    PRIORITY OF DIVIDENDS. So long as any shares of Series B Preferred Stock remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all outstanding shares of Series B Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), during a Dividend Period:

(i) no dividend shall be declared or paid on the Common Stock or any other shares of Junior Stock, other than:

○

any dividend paid on Junior Stock in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or is other Junior Stock, or

○

any dividend in connection with the implementation of a shareholders’ rights plan, or the issuance of rights, stock or other property under such plan, or the redemption or repurchase of any rights under such plan; and

(ii) no Common Stock or other Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than:

○	as a result of a reclassification of Junior Stock for or into other Junior Stock,

○	the exchange, redemption or conversion of one share of Junior Stock for or into another share of Junior Stock,

○

purchases, redemptions or other acquisitions of shares of Junior Stock in connection with (x) any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors, consultants or independent contractors, (y) a dividend reinvestment or stockholder stock purchase plan, or (z) the satisfaction of the Corporation’s obligations pursuant to any contract outstanding at the beginning of the applicable dividend period requiring such purchase, redemption or other acquisition,

○	the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such securities or the security being converted or exchanged, or

○	through the use of the proceeds of a substantially contemporaneous sale of Junior Stock.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) upon the Series B Preferred Stock and any shares of Parity Stock, all dividends declared on the Series B Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series B Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other. As used in this paragraph, payment of dividends “in full” means, as to any Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent a Dividend Period with respect to the Series B Preferred Stock or any shares of Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph, the Board of Directors (or a duly authorized committee of the Board of Directors) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Parity Stock and Dividend Period(s) with respect to the Series B Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Parity Stock and the Series B Preferred Stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on the Common Stock or any other shares of Junior Stock from time to time out of any funds legally available for such payment, and the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series B Preferred Stock will not be declared, paid or set aside for payment if the Corporation fails to comply, or if such act would cause the Corporation to fail to comply, with applicable laws, rules and regulations.

SECTION 6. LIQUIDATION RIGHTS.

(a)    VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series B Preferred Stock and all holders of any Parity Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation and any required distributions to holders of any series of Preferred Stock, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other Junior Stock, a liquidation distribution equal to the Stated Amount per share, together with an amount equal to all dividends (if any) that have been declared but not paid prior to the date of payment of such distribution (but without any amount in respect of dividends that have not been declared prior to such payment date).

(b)    PARTIAL PAYMENT. If in any distribution described in SECTION 6(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series B Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all such other Parity Stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series B Preferred Stock and the holders of all such other Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of Preferred Stock of the Corporation shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends (and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued cumulative dividends, whether or not declared, as applicable).

(c)    RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series B Preferred Stock and any Parity Stock, the holders of Junior Stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d)    MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this SECTION 6, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding-up of the Corporation.

SECTION 7. REDEMPTION.

(a)    OPTIONAL REDEMPTION. The Series B Preferred Stock is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of Series B Preferred Stock at the time outstanding upon notice given as provided in SECTION 7(c) below,

(i) in whole, but not in part, at any time, within 90 days after the occurrence of a Rating Agency Event, at a redemption price equal to $1,020 per share of Series B Preferred Stock, plus (except as provided below) an amount equal to any dividends per share of Series B Preferred Stock that have accrued but not been declared and paid for the then-current Dividend Period to, but excluding, the redemption date, or

(ii) (a) in whole, but not in part, at any time, within 90 days after the occurrence of a Regulatory Capital Event, or (b) in whole or in part, from time to time, on the First Call Date or any subsequent Reset Date, in each case, at a redemption price equal to the Stated Amount per share of Series B Preferred Stock, plus an amount equal to any dividends per share of Series B Preferred Stock that have accrued but not been declared and paid for the then-current Dividend Period to, but excluding, such redemption date.

The redemption price for any shares of Series B Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not constitute a part of or be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on the Dividend Record Date relating to such Dividend Payment Date as provided in SECTION 5 above.

(b)    NO SINKING FUND. The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series B Preferred Stock will have no right to require redemption, repurchase or retirement of any shares of Series B Preferred Stock.

(c)    NOTICE OF REDEMPTION. Notice of every redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days prior to the date fixed for redemption thereof. Any notice mailed as provided in this SECTION 7(c) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Notwithstanding the foregoing, if the Series B Preferred Stock are held in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock at such time and in any manner permitted by such facility.

Each such notice given to a holder shall state: (i) the redemption date; (ii) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares of Series B Preferred Stock held by such holder are to be redeemed, the number of shares of such Series B Preferred Stock to be redeemed from such holder; (iii) the redemption price; (iv) if shares of Series B Preferred Stock are evidenced by definitive certificates, the place or places where holders may surrender certificates evidencing those shares of Series B Preferred Stock for payment of the redemption price; and (v) that dividends will cease to accrue on the redemption date.

(d)    PARTIAL REDEMPTION. In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or by such other method in accordance with the procedures of DTC. Subject to the provisions hereof, the Corporation shall have full power and authority to prescribe the terms and conditions upon which shares of Series B Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)    EFFECTIVENESS OF REDEMPTION. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with other funds of the Corporation, and after that time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

SECTION 8. VOTING RIGHTS.

(a)    GENERAL. The holders of Series B Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b)    RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. Whenever dividends on any shares of Series B Preferred Stock shall not have been declared and paid for six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the number of directors then constituting the Board of Directors shall automatically be increased by two and the holders of Series B Preferred Stock, together with the holders of any outstanding shares of Voting Preferred Stock, voting together as a single class, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”), provided that it shall be a qualification for election for any such Preferred Stock Director that the election of such director shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Corporation may then be listed or traded) that listed or traded companies must have a majority of independent directors and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors.

In the event that the holders of the Series B Preferred Stock, and such other holders of Voting Preferred Stock, shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other such series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Corporation, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders of the Corporation. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series B Preferred Stock or Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 10 below, or as may otherwise be required by law.

When dividends have been paid in full on the Series B Preferred Stock for at least four consecutive Dividend Periodsafter a Nonpayment Event, then the right of the holders of Series B Preferred Stock to elect the Preferred Stock Directors shall cease (but subject always to revesting of such voting rights in the case of any future Nonpayment Event pursuant to this Section 8 and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero), and, if and when any rights of holders of Series B Preferred Stock and Voting Preferred Stock to elect the Preferred Stock Directors shall have ceased, the terms of office of all the Preferred Stock Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four Dividend Periods following a Nonpayment Event, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). So long as a Nonpayment Event shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class); provided that the filing of any such vacancy shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Director after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by written consent of the other Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.

(c)    OTHER VOTING RIGHTS. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock and any Voting Preferred Stock (subject to the last paragraph of this SECTION 8(c)) at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of the Corporation’s capital stock ranking prior to Series B Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii) Amendment of Certificate of Incorporation, By-laws or Certificate of Designations. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation (including this Certificate of Designations) or the By-laws that would alter or change the voting powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of stock that does not rank prior to the Series B Preferred Stock in either the payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series B Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving the Series B Preferred Stock, (y) a merger or consolidation of the Corporation with another entity (whether or not a corporation) or (z) a conversion, transfer, domestication or continuance of the Corporation into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the shares of Series B Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the shares of Series B Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series B Preferred Stock immediately prior to such consummation, taken as a whole;

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation, or conversion, transfer, domestication or continuance described above would materially and adversely affect one or more but not all series of Voting Preferred Stock (including the Series B Preferred Stock for this purpose), then only the series materially and adversely affected and entitled to vote shall vote to the exclusion of all other series of Preferred Stock. If all series of Preferred Stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation, or conversion, transfer, domestication or continuance, described above, there shall be required a two-thirds approval of each series that will have a diminished status.

(d)    CHANGES FOR CLARIFICATION. To the fullest extent permitted by law, without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series B Preferred Stock, the Corporation may supplement any terms of the Series B Preferred Stock:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series B Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations.

(e)    CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series B Preferred Stock shall be required pursuant to SECTION 8(c) and (d) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series B Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to SECTION 7 above.

(f)    PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series B Preferred Stock (including,

without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the By-Laws, applicable law and any national securities exchange or other trading facility on which the Series B Preferred Stock is listed or traded at the time. Whether a plurality, majority or other portion of the Series B Preferred Stock and any Voting Preferred Stock has been voted in favor of any matter shall be determined by the Corporation by reference to the respective Stated Amounts of the shares of the Series B Preferred Stock and Voting Preferred Stock voted or covered by the consent.

SECTION 9. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such Transfer Agent shall be affected by any notice to the contrary.

SECTION 10. NOTICES. All notices or communications in respect of Series B Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or By-Laws or by applicable law.

SECTION 11. NO CONVERSION RIGHTS. The Series B Preferred Stock shall not be convertible into, or exchangeable for, shares of Common Stock or any other class or series of stock or other securities of the Corporation.

SECTION 12. NO PREEMPTIVE RIGHTS. No share of Series B Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

SECTION 13. OTHER RIGHTS. The shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

SECTION 14. CERTIFICATES. The Corporation may at its option issue shares of Series B Preferred Stock without certificates. If DTC or its nominee is the registered owner of the Series B Preferred Stock, the following provisions of this Section 14 will apply. As long as DTC or its nominee is the registered owner of the Series B Preferred Stock, DTC or its nominee, as the case may be, will be considered the sole owner and holder of all shares of Series B Preferred Stock for all purposes under the instruments governing the rights and obligations of holders of shares of Series B Preferred Stock. If DTC discontinues providing its services as securities depositary with respect to the shares of Series B Preferred Stock, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Corporation will either print and deliver certificates for the shares of Series B Preferred Stock or provide for the direct registration of the Series B Preferred Stock with the Transfer Agent. If the Corporation decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), certificates for the shares of Series B Preferred Stock will be printed and delivered to DTC or the Corporation will provide for the direct registration of the Series B Preferred Stock with the Transfer Agent. Except in the limited circumstances referred to above, owners of beneficial interests in the Series B Preferred Stock:

(a)	will not be entitled to have such Series B Preferred Stock registered in their names;

(b)	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series B Preferred Stock; and

(c)

will not be considered to be owners or holders of the shares of Series B Preferred Stock for any purpose under the instruments governing the rights and obligations of holders of shares of Series B Preferred Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, VOYA FINANCIAL, INC. has caused this certificate to be signed by Kevin J. Reimer, Vice President and Assistant Treasurer, this June 17, 2019.

VOYA FINANCIAL, INC.

By:

/s/ Kevin J. Reimer

Name: Kevin J. Reimer

Title: Vice President and Assistant Treasurer

[Signature Page to Series B Preferred Stock Certificate of Designations]